Exhibit 4.1

Amendment to Common Stock Purchase Warrant

This amendment (the “Amendment”) to the Common Stock Purchase Warrant, issued by Bright Green Corporation (the “Company”) to Lynn Stockwell or its assigns (the “Holder”) on September 1, 2023 (the “Warrant”), is made effective on August 19, 2024.

WHEREAS, the Company and the Holder desire to amend the Warrant to extend the Termination Date by three years;

WHEREAS, the effectiveness of this Amendment is contingent upon the funding of a minimum of $3,500,000 against the Company’s line of credit with Lynn Stockwell (the “Lender”);

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Amendment to Termination Date:

●	The definition of “Termination Date” in the Warrant is hereby amended to read as follows:
●	“Termination Date” means the earlier of (i) the date that is 45 days after the date on which the closing price of the Common Stock on the Trading Market equals or exceeds $3.00 per share, and (ii) August 31, 2027.

2. Effectiveness:

●	This Amendment shall become effective upon the funding of a minimum of $3,500,000 against the Company’s line of credit with the Lender, as evidenced by the Secured Amended and Restated Line of Credit Note dated August 9, 2024.

3. Effect of Amendment:

●	Except as specifically amended hereby, the Warrant shall remain in full force and effect and is hereby ratified and confirmed.

4. Governing Law:

●	This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized officer as of the date first written above.

Bright Green Corporation		Holder
By:	/s/ Saleem Elmasri	By:	/s/ Lynn Stockwell
Name:	Saleem Elmasri	Name:	Lynn Stockwell
Title:	Chief Financial Officer	Title:	Individual